Exhibit 12-A




                CHRYSLER FINANCIAL CORPORATION AND SUBSIDIARIES

              COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED CHARGES


                                                   Six Months Ended
                                                        June 30,
                                                      (Unaudited)
                                                    1994      1993
                                                 (dollars in millions)
    Net Earnings before cumulative effect
      of changes in accounting principles            $ 91     $ 81
        Add back:
         Taxes on income                               53       31
         Fixed charges                                387      437

           Earnings available for fixed charges      $531     $549

        Fixed charges:
         Interest expense                            $378     $427
         Rent                                           9       10

           Total fixed charges                       $387     $437

    Ratio of earnings to fixed charges               1.37     1.26


The ratios of earnings to fixed charges have been computed by dividing earnings before income taxes and fixed charges by fixed charges. Fixed charges consist of interest, amortization of debt discount and expense, and rentals. Rentals included in fixed charges are the portion of total rent expense representative of the interest factor (deemed to be one-third).